

March 18, 2022

Dear Fellow SpartanNash Shareholders,

Macellum Advisors GP, LLC and Ancora Holdings Group, LLC (together with their affiliates, the "Investor Group" or "we") beneficially own approximately 4.5% of the outstanding common shares of SpartanNash Company (NYSE: SPTN) ("SpartanNash" or the "Company"). We have a demonstrated track record of helping consumer and retail companies, ranging from Bed Bath & Beyond Inc. and Citi Trends Inc. in 2019 to Big Lots, Inc. in 2020 and Kohl's Corporation in 2021, improve their corporate governance and produce enhanced value for shareholders. Each of the aforementioned companies chose to collaborate with us in the past, instead of forcing a contested vote at an annual meeting.

We have nominated three highly qualified and independent candidates for election to SpartanNash's Board of Directors (the "Board") at the 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting"). Although our preference is to reach a constructive resolution, like we have done in other situations with much larger companies, we are prepared to do whatever it takes to ensure shareholders' interests are prioritized in SpartanNash's boardroom. Our analysis and engagement to date lead us to believe that SpartanNash's leadership is wed to a flawed corporate structure and has failed to implement basic operating initiatives while leaving $1 billion of owned real estate sitting idle on the balance sheet. We believe these missteps have resulted in poor operating results and sustained share price underperformance for too long. Moreover, we believe the Board's failure to effectively develop succession plans has resulted in constant chaos in the C-suite, with **four changes to the Company's Chief Executive Officer role in five years** yet no clear strategy for value creation. Today, the Company still seems to lack any clear strategy for value creation.

In light of the numerous concerns outlined in this letter, we believe shareholder-driven change is urgently needed in the boardroom. We are now seeking to accomplish the following for the benefit of all shareholders:

- ✓ Elect our three-member slate, which possesses corporate governance experience, finance acumen, grocery and food distribution expertise, strategic planning knowhow and sorely needed ownership perspectives.

- ✓ Replace Chairman Douglas Hacker (who has 17 years of service, including his board service at Nash Finch prior to its merger with SpartanNash), Director Margaret Shan Atkins (who has 19 years of service, including her board service at Spartan Stores prior to its merger with Nash Finch) and Director William Voss (who has 24 years of service, including his board service at Nash Finch, where he also served as its Chairman).

- ✓ Ensure the Company finally has a credible and clear operating plan for delivering enhanced value.

- ✓ Ensure a properly refreshed Board is comparing a new operating plan to strategic alternatives, which should be reviewed in a transparent manner to determine whether value can be maximized immediately. We believe there are at least one financial buyer and one real estate firm that have been interested in pursuing transactions with SpartanNash over the past two years. Our analysis suggests there is still substantial interest from outside parties willing to pay a meaningful premium for the whole Company, its owned real estate, or its assets.

While the current Board may claim that its recent director refresh solves all problems, we urge you – our fellow shareholders – to see through this spin. The seemingly reactionary refresh was only initiated after our private nomination of directors in early December 2021. The Company also still does not have, in our



view, enough relevant industry expertise or a shareholder representative in the boardroom. We find these gaps unacceptable given that SpartanNash's share price is lower today than it was five years ago.

In our view, the long-tenured incumbents we are seeking to replace have presided over failed initiatives in areas such as capital allocation, corporate governance, mergers and acquisitions, strategic partnerships, operational execution and succession planning. Now is the time to install new directors with fresh perspectives and superior track records.

THE BOARD HAS OVERSEEN LONG-TERM SHARE PRICE UNDERPERFORMANCE

SpartanNash has chronically underperformed its overall peers[1], retail peers[2] and food distribution peers[3] for many years, both from an operational perspective and a shareholder returns perspective. We contend the Board has consistently demonstrated disappointing decision-making and poor judgment while presiding over many initiatives that have resulted in the destruction of shareholder capital and significant dilution. The Board has simultaneously let $1 billion of owned real estate sit idle on the balance sheet while watching EBIT decline as competitors grew meaningfully.

As evidence, the Company's share price has generally underperformed relative to various peer groups and relevant indices over multiple time periods, as detailed below:

Total Shareholder Return	1YR	3YR	5YR	10YR
Overall Peer Average	41.7	98.7	50.9	139.3
Overall Peer Median	36.1	39.8	38.1	87.7
Retail Peer Average	59.4	105.6	82.5	322.9
Food Distribution Peer Average	13.2	62.0	48.2	89.4
Proxy Peer Group Companies Average[1]	43.1	112.6	46.8	97.2
ISS Peer Group[2]	54.1	163.2	45.0	131.5
S&P 500	12.6	62.6	97.4	248.9
SpartanNash	59.9	107.2	3.1	110.9
Overall Peer AVG OUTPERFORMANCE/(UNDER)	18.2	8.6	(47.8)	(28.4)
Overall Peer MED OUTPERFORMANCE/(UNDER)	23.8	67.4	(35.0)	23.2
Retail Peer AVG OUTPERFORMANCE/(UNDER)	0.5	1.6	(79.4)	(212.0)
Food Distribution Peer AVG OUTPERFORMANCE/(UNDER)	46.7	45.2	(45.1)	21.5
Proxy Peer Group Companies AVG OUTPERFORMANCE/(UNDER)	16.8	(5.4)	(43.7)	13.7
ISS Peer Group Companies AVG OUTPERFORMANCE/(UNDER)	5.8	(56.0)	(41.9)	(20.5)
vs. S&P 500	47.4	44.6	(94.3)	(138.0)

Source: Bloomberg LP, as of 03/17/2022.

[1] "Proxy Peers" or "Proxy Peer Group" refers to BJ, IMKTA, WMK, ANDE, PFGC, UNFI, OMI, PDCO, SNDR, MRC, UNVR, VRTV, and WCC.

[2] "ISS Peers" or "ISS Peer Group" refers to BJ, IMKTA, WMK, ANDE, PFGC, UNFI, OMI, PDCO, SNDR, MRC, UNVR, VRTV, WCC, and RAD.

THE BOARD HAS OVERSEEN LONG-TERM OPERATING UNDERPERFORMANCE

---

[1] "Overall Peers" or "Overall Industry" refers to KR, ACI, BJ, IMKTA, WMK, ANDE, PFGC, UNFI, SYY, USFD, OMI, PDCO, SNDR, MRC, UNVR, VRTV, and WCC.

[2] Retail Peers" or "Retail Industry Peers" refers to KR, ACI, BJ, IMKTA, and WMK.

[3] "Food Distribution Peers" or "Food Distribution Industry Peers" refers to ANDE, PFGC, UNFI, SYY, and USFD.



Operationally, SpartanNash's total adjusted EBIT has declined 16% and margins have contracted by 46 basis points since 2014. The Company has consistently and materially underperformed its respective retail peers and food distribution peers. SpartanNash is failing to keep up with growth rates and margin expansion compared to its retail peers, with the Company experiencing declines far worse than its food distribution peers. When combined with the losses in its military business, SpartanNash has meaningfully underperformed its overall peers. Also of note, the Company's results have declined and underperformed since the beginning of 2021, which we believe is a reasonable starting point by which to measure the Company's new management team under its most recent President and Chief Executive Officer, Tony B. Sarsam.

Retail Segment Underperformance
- SpartanNash's Retail segment sales have lagged its retail peers by 2,000 basis points since 2014.
- Adjusted EBITDA in the Retail segment has only grown by 12%, while the Company's retail peers have grown by 121% since 2014.
- Adjusted EBITDA margins in the Retail segment are 227 basis points behind the Company's retail peers, which have grown 116 basis points since 2014.
- Similarly, all the above metrics have lagged the Company's retail peers since the beginning of 2020. Sales, in particular, have lagged, with SpartanNash's Retail segment growing 8% compared to 18% for its retail peers.

Food Distribution Segment Underperformance
- The Company's Food Distribution segment sales have grown 33% since 2014, while its food distribution peers have grown materially by 129%.
- Adjusted EBITDA in the Food Distribution segment has stagnated, only growing 2% while the Company's food distribution peers have grown Adjusted EBITDA by 80% since 2014.
- In fiscal year 2021, SpartanNash's Adjusted EBITDA in the Food Distribution segment has contracted by 10% compared to its food distribution peers, which have grown by 52%.
- Similarly, all the above metrics have lagged the Company's food distribution peers since the beginning of 2020. Average sales of the Company's food distribution peers have grown by 27% while the Company has only grown by 12% in this segment.

Losses Pile Up in the Military Business
- The Company's Military business has gone from $21.3 million in EBIT to a loss of $19.3 million, declining six straight years. Further, we are not aware of any public plans to improve or divest this business. In the last three years alone, the business has lost $35 million.



The following table details the Company's staggering underperformance across all of its business segments:

$ in thousands except for percentages Income Statement Analysis	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A	'14-'21
Retail Net Sales	$2,284,219	$2,139,718	$2,083,045	$1,991,867	$1,906,259	$2,381,349	$2,637,918	$2,581,286	13%
Food Distribution Net Sales	$3,356,331	$3,305,094	$3,454,542	$3,827,909	$3,991,450	$3,982,609	$4,577,177	$4,456,800	33%
Military Net Sales	$2,275,512	$2,207,161	$2,197,013	$2,144,023	$2,166,843	$2,172,107	$2,133,390	$1,892,953	(17%)
Net Sales	**$7,916,062**	**$7,651,973**	**$7,734,600**	**$7,963,799**	**$8,064,552**	**$8,536,065**	**$9,348,485**	**$8,931,039**	**$1,014,977**
% Growth		**(3.3%)**	**1.1%**	**3.0%**	**1.3%**	**5.8%**	**9.5%**	**(4.5%)**	**13%**
Gross Margin %	14.6%	14.6%	14.4%	14.4%	13.8%	14.6%	15.2%	15.7%	
Bps Change		(2)	(21)	1	(61)	80	67	48	111
SG&A $	$1,022,387	$975,572	$962,792	$1,001,441	$991,896	$1,162,547	$1,289,483	$1,287,119	$264,732
SG&A $ Growth		(4.6%)	(1.3%)	4.0%	(1.0%)	17.2%	10.9%	(0.2%)	26%
% of Sales	12.9%	12.7%	12.4%	12.6%	12.3%	13.6%	13.8%	14.4%	150
Retail EBITDA	$93,305	$88,956	$88,734	$76,445	$65,030	$62,738	$116,642	$106,548	14%
Food Distribution EBITDA	$103,008	$108,823	$117,777	$136,674	$128,244	$109,240	$117,616	$105,323	2%
Military EBITDA	$34,456	$31,743	$24,449	$23,102	$19,047	$5,966	$4,801	$1,835	(95%)
Adj. EBITDA	**$230,769**	**$229,522**	**$230,960**	**$236,221**	**$212,321**	**$177,944**	**$239,059**	**$213,706**	**($17,063)**
EBITDA Margin	*2.9%*	*3.0%*	*3.0%*	*3.0%*	*2.6%*	*2.1%*	*2.6%*	*2.4%*	*(7%)*
(-) Depreciation & Amortization	$86,994	$83,334	$77,246	$82,243	$82,634	$87,865	$89,504	$92,711	
Adj. EBIT	**$143,775**	**$146,188**	**$153,714**	**$153,978**	**$129,687**	**$90,079**	**$149,555**	**$120,995**	**($22,780)**
EBIT Margin	*1.8%*	*1.9%*	*2.0%*	*1.9%*	*1.6%*	*1.1%*	*1.6%*	*1.4%*	*(16%)*
(-) Interest Expense	$24,414	$21,820	$19,330	$25,755	$30,484	$34,548	$18,418	$14,000	
Adj. EBT	**$119,361**	**$124,368**	**$134,384**	**$128,223**	**$99,203**	**$55,531**	**$131,137**	**$106,995**	**($12,366)**
% Growth		4.2%	8.1%	(4.6%)	(22.6%)	(44.0%)	136.2%	(18.4%)	(10%)
EPS	**$1.85**	**$1.98**	**$2.19**	**$2.10**	**$1.93**	**$1.10**	**$2.54**	**$1.70**	**($0.15)**
% Growth		7.0%	10.5%	(4.0%)	(8.2%)	(42.9%)	130.7%	(33.0%)	(8%)
Shares Outstanding (in thousands)	37,710	37,718	37,556	37,419	36,012	36,271	35,862	35,923	(5%)

Source: Bloomberg LP; Company filings.

Revenue Growth Has Lagged

The Company's revenue growth in its Retail and Food Distribution segments have lagged its overall peers, retail peers, food distribution peers and proxy peers over a long period and since the start of 2020, as shown below:

	Revenue ($ in millions)								% Chg. '19-'21	% Chg. '14-'21
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Retail Peer Average	—	1%	3%	5%	1%	1%	13%	4%	18%	33%
SPTN Retail Revenue	$2,284	$2,140	$2,083	$1,992	$1,906	$2,381	$2,638	$2,581	8%	13%
		(6%)	(3%)	(4%)	(4%)	25%	11%	(2%)		
Food Distribution Peer Average	—	2%	3%	4%	8%	56%	(3%)	30%	27%	129%
SPTN Food Distribution Revenue	$3,356	$3,305	$3,455	$3,828	$3,991	$3,983	$4,577	$4,457	12%	33%
		(2%)	5%	11%	4%	(0%)	15%	(3%)		
Other Distributors/Wholesalers Peer Average[1]	—	1%	-5%	4%	6%	-3%	-3%	18%	17%	24%
Proxy Peer Group Companies Average	—	1%	(2%)	4%	6%	20%	3%	18%	23%	67%
Overall Peer Average	—	1%	(0%)	5%	5%	16%	2%	18%	20%	58%
SPTN Total Revenue	$7,916	$7,652	$7,735	$7,964	$8,065	$8,536	$9,348	$8,931	5%	13%
SPTN YoY % Chg.	—	(3%)	1%	3%	1%	6%	10%	(4%)		

Source: Bloomberg LP; Company filings.
[1] "Other Distributors/Wholesalers Peers" refers to OMI, PDCO, SNDR, MRC, UNVR, VRTV, and WCC.

Comparable Store Sales in the Retail Segment Have Underperformed

The Company's comparable store sales (ID Sales) in its Retail segment have also underperformed the Company's retail peers, excluding fuel, since 2014. These retail peers have seen 28% compounded growth from 2014 through 2021, while SpartanNash's Retail compounded growth has increased just 2%. The Company also underperformed by 900 basis points in comparable store sales since pre-pandemic periods compared to its retail peer averages:



	Comparable Store Sales (Excluding Fuel)								Compound Growth[1] '19-'21	Compound Growth '14-'21
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Kroger (KR)	5.2%	5.0%	1.0%	0.7%	1.8%	2.0%	14.1%	0.2%	17%	33%
Albertsons (ACI)	7.2%	4.4%	(0.4%)	(1.3%)	1.0%	2.1%	16.9%	1.9%	22%	33%
BJ's Wholesale Club (BJ)	(1.0%)	(0.3%)	(0.5%)	(2.3%)	2.2%	1.3%	21.3%	(0.5%)	22%	20%
Ingles (IMKTA)	1.8%	0.9%	2.1%	1.5%	2.0%	3.9%	15.1%	4.5%	25%	30%
Weis Markets (WMK)	1.7%	4.4%	2.9%	1.2%	0.3%	1.5%	17.5%	0.2%	20%	32%
Retail Peer Average	3.0%	2.9%	1.0%	(0.0%)	1.5%	2.2%	17.0%	1.3%	21%	30%
BJ, IMKTA, & WMK Average	0.8%	1.7%	1.5%	0.1%	1.5%	2.2%	18.0%	1.4%	22%	28%
SpartanNash Retail (SPTN)	0.9%	(2.9%)	(2.4%)	(2.4%)	(2.0%)	(0.5%)	13.1%	(0.5%)	12%	2%

Source: Bloomberg LP; Company filings.

[1] Compound growth represents compounding same-store sales change.

Adjusted EBITDA Growth Has Underperformed

The Company's total Adjusted EBITDA growth has been disappointing. This lag is particularly worrisome given overall revenue grew 13% while adjusted EBITDA dollars declined 7% from 2014 to 2021. Since 2019, the Company's overall performance has also underperformed by 3,400 basis points compared to its proxy peer group. This underperformance is also true at the Company's Retail and Food Distribution segment level as well.

	Adjusted EBITDA ($ in millions)									% Chg. '19-'21	% Chg. '14-'21
	2013A	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Retail Peer Average		—	32%	7%	1%	2%	3%	48%	2%	50%	121%
SPTN Retail Adjusted EBITDA		$95	$89	$89	$76	$65	$63	$117	$107	70%	12%
		—	(7%)	(0%)	(14%)	(15%)	(4%)	86%	(9%)		
Food Distribution Peer Average		—	(1%)	6%	14%	10%	22%	(19%)	52%	16%	80%
SPTN Food Distribution Adjusted EBITDA		$103	$109	$118	$137	$128	$109	$118	$105	(4%)	2%
		—	6%	8%	16%	(6%)	(15%)	8%	(10%)		
Other Distributors/Wholesalers Peer Average		—	(1%)	(11%)	10%	18%	(4%)	5%	48%	60%	53%
Proxy Peer Group Companies Average	307	—	(3%)	(4%)	10%	15%	6%	16%	36%	54%	74%
Overall Peer Average	766	—	9%	(1%)	8%	11%	6%	11%	36%	44%	81%
SPTN Total Adjusted EBITDA	102	$231	$230	$231	$236	$212	$178	$239	$214	20%	(7%)
SPTN YoY % Chg.		—	3%	2%	2%	(10%)	(16%)	34%	(13%)		

Source: Bloomberg LP; Company filings.

Excessive SG&A Growth

Despite the Company's overall underperformance, total SG&A growth has outpaced revenue growth, growing by 26% from fiscal year 2014 to fiscal year 2021 and deleveraging 150 basis points versus the Company's overall sales over the same period. We believe SG&A is one of the contributors to the 16% decline in EBIT since fiscal year 2014.





Source: Bloomberg LP; Company filings.

The Company's Total EBIT Has Contracted Since Fiscal Year 2014



Source: Bloomberg LP; Company filings.



[1] Note: Adjusted EBIT is calculated by taking the Company's Adjusted EBITDA from its SEC filings and removing depreciation and amortization (D&A) from the Company's SEC filings.

The Company's Total EBT Has Contracted Compared to the Company's Relevant Peer Groups

	EBT ($ in millions)								% Chg. '19-'21	% Chg. '14-'21
	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A		
Retail Peer Average	—	7%	(3%)	(1%)	215%	79%	172%	3%	177%	289%
Food Distribution Peer Average	—	2%	12%	56%	6%	(3%)	(76%)	800%	46%	99%
Other Distributors/Wholesalers Peer Average	—	2%	-14%	95%	9%	1%	20%	89%	139%	113%
Proxy Peer Group Companies Average	—	(4%)	(4%)	68%	10%	4%	23%	270%	126%	153%
Overall Peer Average	—	3%	(3%)	55%	69%	23%	37%	273%	123%	153%
SPTN Total EBT	$119	$124	$134	$128	$99	$56	$131	$107	93%	(10%)
SPTN YoY % Chg.	—	4%	8%	(5%)	(23%)	(44%)	136%	(18%)		

Source: Bloomberg LP; Company filings.

WE BELIEVE THE BOARD HAS OVERSEEN POOR CAPITAL ALLOCATION AND STRATEGIC DECISIONS

Poor Capital Allocation

The Board has approved a significant amount of capital expenditures that have not generated meaningful returns for investors. The Company has spent $947 million in capital expenditures and acquisitions since 2014, and adjusted EBIT has declined 16% during that time.







Source: Bloomberg LP; Company filings.

It would appear this invested capital has not even been able to generate returns sufficient to cover the growth in depreciation and amortization. Depreciation and amortization have grown from 38% of Adjusted EBITDA to 43%, effectively diluting earnings.

SpartanNash's Adj. EBITDA vs. EBIT (2014 vs. 2021) ($ in mms)
$250
$200
$150
$100
$50
$0
$231
$87
$144
38%
$214
$93
$121
43%
2014
2021
Adj. EBITDA
Depreciation and Amortization
Adj. EBIT
%
Represents D&A as a % of Adj. EBITDA

Source: Bloomberg LP; Company filings.

In light of this historic inability to generate a reasonable rate of return on capital expenditures, we are disappointed to see the Company increasing its capital expenditures by 36%, while guiding to almost no EBITDA growth (guidance calls for flat to 7% EBITDA growth) and without a three-year plan that articulates a return from this increased expenditure. We are further concerned that management and the Board, lacking the appropriate skillsets, will struggle to identify the right initiatives or be able to prioritize initiatives in a way that will create shareholder value.





Source: Bloomberg LP, Company filings.

A History of Failed Acquisitions

We believe the Board has overseen a long history of failed acquisitions, including the initial merger that brought Spartan Stores and Nash Finch together in November 2013. The initial combination was expected to result in $262.8 million of adjusted EBITDA. After a significant pandemic-induced tailwind, the Company is still 20% below that target as of the end of fiscal year 2021. From fiscal year 2015 to fiscal year 2018, the Board approved $334 million in other acquisitions, representing nearly one-third of the Company's current market capitalization and doubling the Company's long-term debt. In the years following these acquisitions, profits have declined materially and several of the acquired companies were written off or written down materially, as shown below:



Date:		Acquisitions:	Cost ($MM)
6/16/2015		Dan's	$33
1/6/2017		Caito & BRT	$215
12/31/2018		Martin's	$87
		Total	**$334**
Current Market Capitalization:			$1,113
Dan's/Caito & BRT/Miller's Purchase Price % of Mkt Cap:			**30%**

Note: $223mm goodwill and asset impairment related to Retail and higher costs associated w/Caito operations.

	EBT, Adj.	EBITDA, Adj.	EPS	Debt	Interest Expense
2016	$134	$231	$2.19	$407	$19
2017	$128	$236	$2.10	$734	$26
2018	$99	$212	$1.93	$679	$30
2019	$56	$178	$1.10	$664	$35

Source: Bloomberg LP, as of 03/17/22. Company filings.

Owned Real Estate Sitting Idle on the Balance Sheet

We have heard the Board was approached by a reputable buyer for its owned real estate multiple times over the past couple years. We believe rejecting such offers, if true, has been costly to shareholders. Had the Board pursued one or more sale-leaseback transactions in August 2019, we believe it could have realized real estate values that were more than 250% of the Company's then-market capitalization.

SPTN Owned Retail Estate			
Asset Type	**Sq. Footage**	**Price PSF**	**Estimated Value**
Industrial	6,618,634	$85	$562,583,890
Office	317,000	$250	$79,250,000
Retail	1,384,319	$225	$311,471,775
	8,319,953	$115	$953,305,665

Source: Company 10-K. Macellum estimates used for price per square foot ("PSF") have been based on Macellum's diligence, including consultation with industry experts.

Highly Dilutive Strategic Transaction

In October 2020, the Board approved a wholesale distribution agreement with Amazon, whereby we believe shareholders can ultimately be diluted by 15% while the Company realizes earnings accretion of less than 13%. We estimate the Amazon deal has only led to approximately $1.1 million, or less than 1%, in EBIT uplift since its inception (assuming a corporate, wholesale EBIT margin of 1.4%), which, if true, would dilute shareholders by approximately 4% based on the vesting schedule set forth in Amazon's warrant. Based on the Company's current share price of $30.98 as of March 17, 2022, Amazon could make approximately $20.2 million in profit on these warrant shares. If SpartanNash meets a multi-year target of approximately $1.1 billion in annual revenue with Amazon, that will only lead to roughly $15.5 million in



EBIT uplift, or 12.8% (assuming a corporate, wholesale EBIT margin of 1.4%), while diluting shareholders by 15%. We struggle to see how this transaction will be additive to shareholders.

	Amazon Benefit		Amazon Dilution
Annual revenue from Amazon	$80,000,368		
EBIT Margin	*1.4%*	Shares Currently Vested	1,522,439
EBIT Up Lift	$1,081,934	Total Current Diluted Shares Outstanding	35,944,358
Increase to EBIT	**0.9%**	**Amazon Dilution**	**4%**

	Amazon Benefit		Amazon Dilution
Annual revenue from Amazon	$1,142,857,143		
EBIT Margin	*1.4%*	All Warrant Shares Vested	5,437,272
EBIT Up Lift	$15,456,135	Total Current Diluted Shares Outstanding	35,944,358
Increase to EBIT	**12.8%**	**Amazon Dilution**	**15%**

	Amazon Profit At Current Share Price
Shares Currently/All Vested	1,522,439
Warrant Strike Price	$17.73
Current Stock Price	$30.98
Amazon Profit	**$20,178,863.24**

Source: Bloomberg LP; as of 03/17/22. Company filings. Note: "Annual revenue from Amazon" is based on the percent of warrant shares vested.

Ineffective Succession Planning, Senior Hiring and Executive Compensation

The Board recently hired Mr. Sarsam as the Company's President and Chief Executive Officer in September 2020 and Jason Monaco as the Company's Executive Vice President and Chief Financial Officer in March 2021. Neither Mr. Sarsam nor Mr. Monaco have grocery experience and a review of their prior respective roles at Borden Dairy indicates that they drove that company into bankruptcy. Historically, we would avoid a contested election when a company has a new CEO. However, given that we currently have a Board that has historically failed to create value and whose last CEO hire (prior to Mr. Sarsam and excluding interim CEO Dennis Edison) was extremely disappointing, we cannot take the risk it has made another error. The prior CEO, David M. Staples, was hired in 2017, and the Board was equally excited about his hire as it has been with Mr. Sarsam. However, Mr. Staples then drove a 41% decline in EBIT in two years and was replaced by Mr. Edison after 27 months. The turmoil and disruption that has been caused to the Company by changing CEOs four times in five years is evident in the Company's financial results and is a strong indictment of this Board's inability to carry out its most fundamental duty – effective succession planning.

Overly Optimistic Projections and a Long History of Poor Shareholder Engagement

The Board has overseen the development of a budget and guidance that have been consistently overly optimistic. Prior to the pandemic, which spurred significant unforeseen growth in the grocery industry, the Company missed its own guidance every year since 2014. Further, as far as we can tell from our own analysis, the Company has not provided shareholders a detailed and long-term plan to create value at any time over the last eight years.





Source: Bloomberg LP; Company filings.

THE BOARD'S ATTEMPTED ENTRENCHMENT

The Board, reacting to our nomination of directors, recently self-refreshed, adding three directors that do not have the requisite grocery and food distribution skills we believe are needed in the boardroom. The Board also failed to appoint a shareholder representative, which we believe this Company desperately needs to better align shareholder interests. While the Board had notice of our highly qualified nominees since December 7, 2021, it chose not to engage with us, solicit our input in its self-refreshment or even interview our nominees. It is rarely the case that a board that has failed to create value for shareholders over a long period of time can be relied upon to effectively self-refresh, particularly when it would appear the process was a reaction to what might become a contested election. We believe that is the case here.

Despite the Board's self-refresh, three extremely long-tenured directors remain on the Board and in positions of power – with Ms. Atkins serving as Chair of the Audit Committee, Mr. Hacker serving as Chairman of the Board and Mr. Voss serving as Chair of the Nominating and Corporate Governance Committee. Following the Board's self-refresh, we are doubtful meaningful change will occur in the boardroom until these leaders are replaced.

The Board also rejected our settlement offer to add these missing skillsets to the Board and is instead choosing to engage in an expensive and distracting contested election to preserve long-tenured incumbents. Given the results, we find this unacceptable.

The Board further refused to agree to use a universal proxy card for the 2022 Annual Meeting, an initiative the U.S. Securities and Exchange Commission has voted to put into effect for all contested elections beginning in September of this year.

WE BELIEVE THE BOARD LACKS ALIGNMENT WITH SHAREHOLDERS AND HAS LITTLE ANALYST SUPPORT

Executive Compensation



We do not believe the Company's executive compensation program is structured appropriately to pay for performance. For example, the Company's CEO and top five executive officers were paid 34% more in fiscal year 2020 than in fiscal year 2014, while the Company's Adjusted EBITDA grew only by 4%, which we believe was due largely from COVID-19 pandemic-induced tailwinds. During the same period, the Company's top five company executives took home $59.4 million – a 63% increase in compensation – while EBITDA barely increased.

SpartanNash CEO & Top 5 Executives' Total Compensation, $mms								
	2014	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**% Change '14-'20**	**Cumulative Comp '14-'20**
CEO	$3.27	$3.89	$4.61	$2.36	$2.59	$3.25	$4.38	**34%**	**$24.48**
Top 5 Exec.	$7.28	$9.41	$9.78	$8.59	$5.89	$6.60	$11.86	**63%**	**$59.40**

SpartanNash Financial Performance Over the Same Period								
	2014	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**% Change '14-'20**	**$ Change '14-'20**
Adj, EBITDA $mms	$231	$230	$231	$236	$212	$178	$239	**4%**	**$8**

Source: Bloomberg LP; Company filings

Little Analyst Support and Paltry Insider Ownership

As of March 17, 2022, the average twelve-month price target of six analysts was $25.40, 15% below the Company's current share price. Currently, 86% of analysts have a hold, while only one has a buy. Oddly, the analyst with a buy only has a $28 price target, 10% below the Company's current share price. The apparent lack of support from the analyst community indicates to us that the Company has failed to actively engage this important constituency.

Perhaps the Company's executive compensation program lacks alignment with shareholders because the Board lacks any significant ownership of the Company. In fact, the Board and management own just 0.87% of the Company.

Even more concerning is that most of the Board has sold significant portions of its holdings and has made no meaningful open market purchases.



SINCE 2014:				
	Original Position	Shares Sold	Current Position	% of Position
Douglas Hacker	55,236	(4,499)	50,737	8%
Elizabeth Nickels	67,629	(20,141)	47,488	30%
Margaret Shan Atkins	67,850	(24,691)	43,159	36%
Dr. Frank Gambino	80,773	(31,847)	48,926	39%
Yvonne Jackson	44,851	(7,798)	37,053	17%
William Voss	75,142	(44,790)	30,352	60%
Major General Hawthorne Proctor	46,391	(15,803)	30,588	34%
Matthew Mannelly	25,734	0	25,734	0%

Source: Bloomberg LP; Company Filings. Excludes three newly appointed directors in Company's self-refresh.

OUR SOLUTION: MEANINGFUL BOARD CHANGE AND A STRATEGIC ALTERNATIVES PROCESS MUST OCCUR

We believe the Company is at a critical inflection point. The grocery and food distribution industry is very fragmented. SpartanNash runs two sub-optimized, sub-scale businesses and one that loses money outright (its military business). At a time when major retail and grocery players like Albertson's are embarking on their own strategic review processes, SpartanNash should explore all avenues to create value before this round of consolidation ends, and SpartanNash is the one left out in the cold.

We believe there are numerous suitors for all or parts of SpartanNash's business as well as the Company's owned real estate and contend that at least one buyer made a formal offer that was summarily rejected. Our analysis suggests a sale to a strategic or financial buyer, in conjunction with a sale-leaseback transaction for some of the Company's real estate, could yield at least a $50 take-out price based on a sum-of-the-parts analysis using the after-tax value of the Company's owned real estate ($787 million) combined with 10x EBITDA for the Company's Food Distribution business and 7x EBITDA for its Retail business. We see no evidence that suggests the Board and management team has a plan that comes anywhere close to creating that kind of value for shareholders.

Based on our analysis, monetizing the Company's owned real estate alone could be at least 50% accretive from the Company's current stock price of $30.98 as of March 17, 2022. It is also worth reinforcing that had the Board executed this type of transaction prior to the recent run driven by the pandemic benefit in the retail business, it could have generated significantly more shareholder value.



$950mm Sale-Leaseback Transaction				
	2022E	Adj.	Pro Forma	Chg.
Sales	8,978,318	0	8,978,318	0%
Rent Expense	70,335	66,500	136,835	95%
D&A	94,882	(19,000)	75,882	(20%)
Adj. EBIT	126,690	(47,500)	79,190	(37%)
Adj. EBITDA	**221,572**	**(66,500)**	**155,072**	**(30%)**
% of Sales	2.5%		1.7%	
Interest Expense	16,026	0	16,026	0%
Adj. EBT	110,664	(47,500)	63,164	(43%)
Taxes	27,090	(11,628)	15,462	(43%)
Tax Rate	24.5%		24.5%	
Net Income	83,575	(35,872)	47,702	(43%)
EPS	**$2.31**	**$1.16**	**$3.48**	**50%**
WAS	36,110	(22,393)	13,717.1	(62%)
Stock Price	**35.00**			
Repurchase $	$783,750			
Repurchases	22,393			

Source: Bloomberg LP; Company filings. Note: Macellum assumptions include a 7% capitalization rate, 2% reduction in D&A and a 30% cost basis.

We believe SpartanNash suffers from a lack of scale as well as years of failing to implement basic initiatives to improve the underlying fundamentals of the business. Plans to date are short on detail but long on buzzwords. Existing plans set an exceptionally low bar of $15-$30 million improvement in EBIT, and it is not even clear if those savings will fall to the bottom line given commentary on the Company's recent Q4 2021 earnings call. While we believe there is an opportunity for this business to be turned around, we are concerned that the competition has pulled too far ahead, and the risk-adjusted return of a strategic alternative is a far safer and superior outcome for shareholders. Accordingly, we believe the best course of action is for the Company to immediately engage bankers to evaluate all strategic options.

We also believe the Board needs strong grocery and food distribution experience, as well as a shareholder representative in the room to oversee the development of a credible three-year plan and weigh that against strategic alternatives. To that end, the Investor Group has nominated three highly qualified directors.

The Investor Group Slate:



Jonathan Duskin

We believe Mr. Duskin's track record of value creation, capital markets acumen, significant retail sector investing experience and ownership perspective can help the Board pursue and evaluate all paths to maximizing value for shareholders.

- Chief Executive Officer of Macellum Capital Management, an investment management firm, with more than 20 years of experience investing in retail and consumer sectors.

- Former Managing Director at Prentice Capital Management, LP and Managing Director at S.A.C. Capital Associates LLC.

- Former Chairman of the Investment Committee in the Research Department at Lehman Brothers Inc.

- Lead Director of Citi Trends, Inc. (NASDAQ: CTRN), a growing specialty value retailer of apparel, accessories and home trends, where he has helped deliver total shareholder returns of 106%.[4]

- Holds a B.A. in Finance and Economics from The University of Massachusetts Amherst.

John E. Fleming

We believe Mr. Fleming's retail sector and ecommerce expertise and relevant grocery and food distribution experience would fill important gaps in the boardroom and help the Board develop a viable operating plan for delivering enhanced value.

- Previously held several executive roles at Walmart, Inc. (NYSE: WMT) from 2000 to 2010, including Chief Marketing Officer and Chief Merchandising Officer overseeing the grocery business. In addition, he served as Chief Executive Officer of Walmart.com.

- Director and Chair of the Compensation Committee of Bed Bath & Beyond Inc. (NASDAQ: BBBY), where he has helped deliver total shareholder returns of 79%.[5]

- Former Interim Chief Executive Officer of r21Holdings, Inc., which he successfully led through the COVID-19 pandemic.

- Serves on the advisory board of UNTUCKit LLC, a casual men's apparel company.

- Previously served on the Board of Directors of Stitch Fix and Bi-Lo Holdings.

- Holds a B.A. from Colorado College.

Michael J. Lewis

We believe Mr. Lewis' experience as a retail sector executive and his extensive knowledge of the consumer goods and food service industries would help the Board improve the Company's operations and corporate structure.

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[4] Total shareholder return reflects the period from 5/24/17 to 3/17/22.
[5] Total shareholder return reflects the period from 5/29/19 to 3/17/22.



- Former Executive Vice President and President of Retail for OfficeMax, an office supplies retailer and subsidiary of The ODP Corporation (NASDAQ: ODP).

- Previously held multiple roles at Walmart Inc. (NYSE: WMT), including Senior Vice President of a Global Merchandising Center with responsibility for food, consumables and OTC products, and President of the Midwest Stores Division.

- Former Executive Vice President and President of the Retail Division at Nash Finch (formerly NASDAQ: NAFC) and Vice President of Loblaws Supermarkets, Ltd, a Canadian supermarket chain.

- Former director of Feeding America, the nation's leading domestic hunger-relief organization.

- Holds a M.B.A in Marketing and Finance from York University Schulich School of Business and a B.S. in Chemical Engineering from Queen's University.

Thank you for your consideration. We look forward to sharing more details pertaining to our slate's analysis and strategic vision in the weeks to come. At the same time, we remain open to having a constructive dialogue with the Board, provided it is willing to pursue a compromise that advances shareholders' best interests.

Sincerely,

Jonathan Duskin   Fredrick D. DiSanto
Managing Partner   Chief Executive Officer and Executive Chairman
Macellum Capital Management   Ancora Holdings Group, LLC